Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261679
PROSPECTUS SUPPLEMENT NO. 1
(To the Prospectus dated December 23, 2021)

20,143,404 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated December 23, 2021 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261679). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 20,143,404 shares (the “Shares”) of our common stock, $0.0001 per share (the “Common Stock”), by B. Riley Principal Capital, LLC (the “Selling Stockholder”). The shares included in the Prospectus consist of shares of Common Stock that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Stockholder, from time to time after the date of the Prospectus, pursuant to a common stock purchase agreement we entered into with the Selling Stockholder on December 15, 2021 (the “Purchase Agreement”), in which the Selling Stockholder has committed to purchase from us, at our direction, up to $100,000,000 of our Common Stock, subject to terms and conditions specified in the Purchase Agreement. Concurrently with our execution of the Purchase Agreement on December 15, 2021, we issued 197,628 shares of Common Stock to the Selling Stockholder as consideration for its irrevocable commitment to purchase shares of our Common Stock at our election in our sole discretion, from time to time after the date of the Prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. See the section titled “Committed Equity Financing” in the Prospectus for a description of the Purchase Agreement and the section titled “Selling Stockholder” in the Prospectus for additional information regarding the Selling Stockholder.

We are not selling any shares of Common Stock being offered by the Prospectus and will not receive any of the proceeds from the sale of such shares by the Selling Stockholder. However, we may receive up to $100,000,000 in aggregate gross proceeds from sales of our Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of the Prospectus, pursuant to the Purchase Agreement.

The Selling Stockholder may sell or otherwise dispose of the shares of Common Stock included in the Prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution” in the Prospectus for more information about how the Selling Stockholder may sell or otherwise dispose of the Common Stock being offered in the Prospectus. The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Common Stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “APPH”. On January 20, 2022, the last reported sales price of our Common Stock on Nasdaq was $3.77 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are incorporated in Delaware as a public benefit corporation. See “Prospectus Summary — Public Benefit Corporation” in the Prospectus.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled ”Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 21, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 10, 2022
AppHarvest, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39288	82-5042965
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Appalachian Way Morehead, KY	40351
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (606) 653-6100
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	APPH	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	APPHW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On January 10, 2022, AppHarvest Pulaski Farm, LLC, a Delaware limited liability company (the “Borrower Subsidiary”) and wholly-owned indirect subsidiary of AppHarvest, Inc. (the “Company”), entered into an amended and restated promissory note (the “Amended Note”) in favor of JPMorgan Chase Bank, N.A. (the “Bank”), which amends the promissory note dated September 24, 2021 only for reference purposes (the “Existing Note”, and together with the Amended Note the “Note”). Capitalized terms used in this Current Report on Form 8-K (this “Form 8-K”) but not otherwise defined herein have the meanings ascribed to them in the Amended Note.

The material changes effected to the terms of the Existing Note by the Amended Note include the following: (i) the increase of the existing line of credit facility in the maximum amount from $25 million to $50 million; and (ii) the implementation of SOFR as the replacement of LIBOR as a benchmark interest rate for U.S. dollar borrowings.

The interest rate on the Loans is an agreed rate between the Borrower Subsidiary and the Bank that is (a) the CB Floating Rate plus the Applicable Margin, (b) the Fixed Rate for the applicable Interest Period or (c) the Adjusted Term SOFR Rate plus the Applicable Margin, payable in arrears on the last day of the applicable Interest Period for such Loan, and, if such Interest Period is in excess of three months, on the last day of each three month interval after the date such Loan is made, at maturity and thereafter, on demand. Any Loan not paid when due will bear interest of 2% per annum above the CB Floating Rate plus the Applicable Margin. The Borrower Subsidiary may not prepay any Fixed Rate Loan or SOFR Loan prior to the last date of the applicable Interest Period. CB Floating Rate Loans may be prepaid by the Borrower Subsidiary at any time without premium or penalty upon at least 1 business day prior written notice to the Bank. All outstanding principal and accrued interest are due upon maturity of the JPM Loan. As of the filing date of this Form 8-K, the Company has borrowed approximately $24.3 million under the Note.

AppHarvest Operations, Inc. (the “Guarantor”) and wholly-owned subsidiary of the Company, which previously executed a Guaranty-Multiple Subsidiaries (the “Guaranty”) and Assignment of Deposit Account (“Assignment”), each dated September 24, 2021 only for reference purposes, and filed by the Company, (i) acknowledged and consented to all of the terms and conditions of the Amended Note, (ii) confirmed that all obligations under the Note constitute Liabilities under and as defined in the Guaranty, and (iii) confirmed that there is no default under the Guaranty or event or occurrence which would constitute an event of default.

Consistent with the Existing Note, the Amended Note contains customary events of default, including, among others, those relating to failure to make a payment, bankruptcy, material defaults on other indebtedness, breaches of representations, material adverse changes and defaults under the Guaranty or the Assignment.

The foregoing description of the Amended Note is qualified in its entirety by reference to the full text of the Amended Note, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above under Item 1.01 is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AppHarvest, Inc.

Dated: January 13, 2022
	By:	/s/ Loren Eggleton
Loren Eggleton
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)